Tiomin acquires land for ship loading facility at Mombasa harbour

Toronto, Canada. March 26, 2004 Tiomin Resources Inc. (TSX: TIO) is pleased to announce that it has acquired all the surface area necessary for construction of its proposed ship loading facility for its Kwale mineral sands project in Kenya. The 3 acre area, located on the south side of Mombasa harbour, will position Tiomin to take advantage of the excellent facilities at Mombasa harbour, the second largest port on the east coast of Africa.

Jean-Charles Potvin, CEO of Tiomin stated: "The land acquisition at Mombasa harbour is very fortuitous and represents a significant step in Kwale's future operations. Tiomin had originally planned to build a similar facility at Shimoni. However, in recognition of public concerns about the environmental sensitivities related to the Shimoni site, Tiomin modified its plans to construct the ship loading facility in the existing commercial port of Mombasa located approximately 50 kms north of the Kwale project site". The Mombasa site is expected to have negligible impact on the local area with similar transportation and fewer infrastructure costs.

Recent legal action concerning a possible entitlement of compensation for land around Tiomin Kenya's area of interest is legally unsupported. The lands in question lay outside of the area covered by the existing mining lease between Tiomin Resources and the Government of Kenya. Furthermore, Tiomin has no intention of acquiring this area which title deed is held by the Associated Sugar Company and the Bank of India.

Tiomin is also pleased to report that negotiations with the various departments of the Kenyan government concerning the fiscal/investment agreement are progressing and it hopes to be in a position to execute the agreement with the Government of Kenya in the very near future.

Tiomin's Kwale mineral sands project located in Kenya is in the advanced feasibility phase with a detailed engineering review expected to be completed by the end of April 2004. The project has an audited mineral resource of 254 million tonnes of mineralized sand of which 38 million tonnes is measured and 216 million tonnes is indicated (SRK report dated December 2000) and is being designed to produce an average of 330,000 tonnes of ilmenite annually, as well as 75,000 tonnes of rutile and 37,000 tonnes of zircon for the first six years of operation. Three other coastal deposits have been outlined and are expected to be developed once Kwale is in production. These deposits were the subject of an earlier resource calculation and prefeasibility study (by G.F. Balderson, September 1997) which outlined a total indicated resource of over 950 million tonnes and 1.9 billion tonnes in the inferred category.

Dr. Nathalie Ross, a consulting geologist for Tiomin Resources, was the Qualified Person for all exploration and resource studies.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com

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